FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice regarding Appeal in Litigation against Subsidiaries

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 11, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Notice regarding Appeal in Litigation against Subsidiaries

Tokyo, June 11, 2015—The U.S. subsidiaries of Nomura Holdings, Inc. (the “Company”) against which a judgment was entered in the lawsuit notified in the “Notice regarding Judgment in Litigation against Subsidiaries” dated May 16, 2015, have filed an appeal as follows.

1.	The Court and Date of Appeal

The United States Court of Appeals for the Second Circuit

June 10, 2015 (EST)

2.	Background of the Appeal

As announced in the “Notice regarding Judgment in Litigation against Subsidiaries” dated May 16, 2015, the United States District Court for the Southern District of New York issued a judgment on May 15, 2015, in the proceedings commenced by the Federal Housing Finance Agency, as conservator for the government sponsored enterprises Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, against Nomura Asset Acceptance Corporation, Nomura Home Equity Loan, Inc., Nomura Credit & Capital, Inc., Nomura Securities International, Inc. and Nomura Holding America Inc., and RBS Securities Inc. as an underwriter.

After consideration of the Opinion and Order on which the judgment is based, the Company’s U.S. subsidiaries believe the District Court made significant legal errors and have determined to appeal.

3.	Future Outlook

The Company’s subsidiaries believe that their appeal has merit and intend to pursue it vigorously.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.